Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

RAYZEBIO, INC.
(Name of Subject Company (Issuer))

RUDOLPH MERGER SUB INC.
a wholly owned subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$4,146,681,952.22	0.00014760	$612,050.26
Fees Previously Paid	$0		$0
Total Transaction Valuation	$4,146,681,952.22
Total Fees Due for Filing			$0
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$612,050.26

* Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (i) the product of (A) 61,034,144 shares of common stock (inclusive of 962,611 RayzeBio Restricted Shares), par value $0.0001 per share (the “Shares”) of RayzeBio, Inc., a Delaware corporation (“RayzeBio”), issued and outstanding, and (B) the offer price of $62.50 per Share (the “Offer Price”), (ii) the product of (A) 6,251,778 Shares subject to issuance pursuant to stock options granted and outstanding and (B) $52.49, which is the difference between the Offer Price and $10.01, the weighted average exercise price of such options and (iii) the product of (A) 62,274 Shares which are estimated to be subject to outstanding purchase rights under the ESPP and (B) the Offer Price. The foregoing share figures have been provided by RayzeBio and are as of January 19, 2024, the most recent practicable date.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.00014760.